SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number  0-30330

(Check one)

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Form 10-KSB

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Form 20-F

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Form 11-K

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Form 10-QSB

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Form N-SAR

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Form N-CSR

For period ended

September 30, 2005

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Transition Report on Form 10-K

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Transition Report on Form 20-F

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Transition Report on Form 11-K

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Transition Report on Form 10-Q

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Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant

GLOBAL PRECISION MEDICAL INC.

Former name, if applicable

SAN ANTONIOS RESOURCES INC.

#536 – 1489 Marine Drive

Address of principal executive office (Street and number)

West Vancouver, British Columbia  V7T 1B8

City, State/Postal Code

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PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b025(b), the following should be completed.

(Check box if appropriate.)

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

Global Precision Medical Inc., a Wyoming corporation, hereby requests an extension until November 19, 2005, for the filing of its Quarterly Report on Form 10-QSB for the third quarter ended September 30, 2005.  Global Precision Medical Inc. requires additional time to file the September 30, 2005 Form 10-QSB in order to complete the required financial statements.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification.

Lindsay Semple                        (604)                      926-2939

(Name)                                 (Area Code)       (Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report)s) been filed?

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Yes

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No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

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Yes

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No

GLOBAL PRECISION MEDICAL  INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:

November 14, 2005

By

  /s/ Lindsay Semple

Lindsay Semple

Chief Executive Officer

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